

03025265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECEIVED
JUN 27 2003
184

FORM 11-K

/X/ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934for the Year Ended December 31, 2002

Or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

Commission File No. 1-9232

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Volt Information Sciences, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Volt Information Sciences, Inc.
560 Lexington Avenue
New York, NY 10022

VOLT INFORMATION SCIENCES, INC. AND SUBSIDIARIES
FORM 11-K
TABLE OF CONTENTS



■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Trustees of the
Volt Information Sciences, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of Volt Information Sciences, Inc. Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young

June 11, 2003

Volt Information Sciences, Inc. Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Cash	**$ 2,200**	$ 68,845
Investments, at fair value:		
Mutual funds	**38,769,112**	42,762,111
Volt Information Sciences, Inc. Common Stock	**10,281,683**	11,295,285
Participant loans	**2,182,989**	2,200,853
	51,233,784	56,258,249
Contributions receivable from participants	**-**	91,030
Contributions receivable from employer	**610,696**	654,875
Total assets	**51,846,680**	57,072,999
Liability		
Pending trades, net	**476**	70,271
Net assets available for benefits	**$51,846,204**	$57,002,728

See accompanying notes.

Volt Information Sciences, Inc. Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2002	**2001**
Additions		
Investment income:		
Interest and dividend income	**$ 989,931**	$ 1,069,813
Net depreciation in fair value of investments	**(7,458,294)**	(4,326,954)
Participant contributions	**7,067,734**	7,156,855
Employer contributions	**1,202,449**	1,283,123
	1,801,820	5,182,837
Deductions		
Benefits paid to participants	**6,958,344**	4,262,929
Net (decrease) increase	**(5,156,524)**	919,908
Net assets available for benefits at beginning of year	**57,002,728**	56,082,820
Net assets available for benefits at end of year	**$51,846,204**	$57,002,728

See accompanying notes.

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements

December 31, 2002

A. Background

The Volt Information Sciences, Inc. Savings Plan (the "Plan"), as amended and restated, was adopted by the Board of Directors of Volt Information Sciences, Inc. ("VIS" or the "Company") on September 29, 1980.

In January 2000, the Volt Information Sciences, Inc. Employees' Stock Ownership Plan ("ESOP") was merged into the Plan. All ESOP benefit accruals were frozen and all accounts became fully vested, effective January 1, 2000.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Investments, including the investment in VIS common stock, are stated at fair value, generally determined by reference to published market data.

All costs and expenses incurred with regard to the administration of the Plan are paid by the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of management's estimates. Actual results may differ from those estimates.

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements (continued)

C. Investments

The fair value of investments held by the Trustee as of December 31, 2002 and 2001 were as follows:

	December 31	
	2002	**2001**
Core Funds		
Dreyfus Certus Stable Value Fund	**$11,402,962***	$10,305,283*
Dreyfus Premier Balanced Fund	**4,267,091***	5,394,833*
Dreyfus Disciplined Stock Fund	**724,440**	580,813
Dreyfus Midcap Value Fund	**6,147,392***	8,422,869*
Dreyfus Basic S&P 500 Index Fund	**9,912,362***	12,954,698*
Dreyfus Founders Discovery Fund	**1,069,486**	1,313,547
Dreyfus Premier Basic Core Bond Fund	**3,865,095***	2,904,905*
Templeton Foreign Fund	**841,689**	730,407
Volt Information Sciences, Inc. Common Stock	**10,281,683***	11,295,285*
Self-directed Accounts	**538,595**	154,756
Participant loans	**2,182,989**	2,200,853
Total investments	**$51,233,784**	$ 56,258,249

**Individual investment representing 5% or more of net assets available for benefits.*

During the years ended December 31, 2002 and 2001, the Plan's investments (including investments purchased, sold and held during the year appreciated (depreciated) in fair value (realized and unrealized) as follows:

	December 31	
	2002	**2001**
Mutual funds	**$ (7,744,844)**	$ (2,046,933)
Volt Information Sciences, Inc. Common Stock	**286,550**	(2,280,021)
Net depreciation	**$ (7,458,294)**	$ (4,326,954)

C. Investments (continued)

The following table details information about the net assets and the significant components of the changes in net assets relating to the investment in the Volt Information Sciences, Inc. Common Stock Fund, which includes both participant and non-participant directed amounts.

	Year ended December 31	
	2002	**2001**
Additions		
Investment income:		
Interest income	**$ 375**	$ 494
Net appreciation (depreciation) in fair value	**286,550**	(2,280,021)
Participant contributions	**606,609**	775,924
Employer contributions	**113,430**	139,222
Transfers to other investment funds, net	**(797,972)**	(742,502)
	208,992	(2,106,883)
Deductions		
Benefits paid to participants	**1,233,448**	1,053,362
Net decrease	**(1,024,456)**	(3,160,245)
Net assets available for benefits at beginning of year	**11,362,302**	14,522,547
Net assets available for benefits at end of year	**$10,337,846**	$11,362,302

The Plan provides that participants who have attained the age of 55 and have ten years of participation in the Plan may elect to diversify their ESOP investment of up to 25% of their individual accounts during an "election period", as defined. Participants who have attained the age of 60 and have completed ten years of participation in the Plan may elect to diversify the investment of up to 50% of their individual accounts during the "election period."

D. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since the date of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust exempt.

E. Plan Description

A brief description of certain provisions of the Plan agreement is as follows. A more detailed description of the Plan provisions is maintained in the Summary Plan Description available to all participants:

Eligibility: Employees become eligible on their first day of employment, except as outlined in the *Summary Plan Description.*

Participant Contributions: Participants have the option of contributing up to 15% (60% effective January 2, 2003) of base compensation, up to the Internal Revenue Service maximum or Plan limitations, which is not currently taxable to the employee, into any of the Plan's available core fund options. Beginning in 2002, participants, who have reached the age 50 on or before December 31 and who have already contributed the maximum, may elect to make a catch-up contribution up to the Internal Revenue Service maximum.

Employer Contributions: The Company provides a matching contribution equal to 50% of the first 3% of salary contributions by eligible participants. These contributions are made semi-annually. Company matching contributions vest at a rate of 20% per year over a five-year period. The forfeited portion of an account of an employee who leaves employment with Volt without being fully vested may be used to reduce future employer contributions. During 2002 and 2001, the Company used $89,359 and $30,799, respectively, of forfeitures to offset the employer matching contribution.

E. Plan Description (continued)

Rollover Contributions: The Plan permits the acceptance of rollover contributions upon approval of the Company. Rollover contributions generally consist of lump-sum distributions received by a participant from a qualified retirement plan, an individual retirement account or individual retirement annuity. Rollover contributions are included in Participant contributions in the Statements of Changes in Net Assets Available for Benefits

Investments: Upon enrollment or reenlistment and on a daily basis thereafter, each participant can direct that his or her contributions and the Company matching contribution be invested in one or more of the available core funds. In addition, participants have the option to participate in a Self-directed Account and may invest up to 50% of their total account balance in mutual funds outside of the core funds.

The Plan has a loan provision which permits participating employees to borrow from their 401(k) contribution account. The maximum loan is 50% of the participant's account balance, up to $50,000. The loan, together with interest, is repaid through payroll deductions. Interest is credited to the participant's account. The interest rate is the prime rate plus 1% at the time the loan is processed.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

F. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2002	**2001**
Net assets available for benefits per the financial statements	**$51,846,204**	$57,002,728
Less amounts allocated to withdrawing participants	**(314,641)**	(208,078)
Net assets available for benefits per the Form 5500	**$51,531,563**	$56,794,650

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002:

Benefits paid to participants per the financial statements	**$ 6,958,344**
Add amounts allocated to withdrawing participants at year-end	**314,641**
Less amounts allocated to withdrawing participants at prior year-end	**(208,078)**
Benefits to participants per the Form 5500	**$ 7,064,907**

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims to have been processed and approved for payment prior to the Plan year-end but not yet paid as of that date.

EIN: #13-5658129
Plan: #001

Volt Information Sciences, Inc. Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002

Description	Units/ Shares	Current Value
Dreyfus Certus Stable Value Fund*	11,402,962	$ 11,402,962
Dreyfus Premier Balanced Fund*	402,936	4,267,091
Dreyfus Disciplined Stock Fund*	29,557	724,440
Dreyfus Midcap Value Fund*	350,678	6,147,392
Dreyfus Basic S&P 500 Index Fund*	387,202	9,912,362
Dreyfus Founders Discovery Fund*	56,171	1,069,486
Dreyfus Premier Basic Core Bond Fund*	268,223	3,865,095
Templeton Foreign Fund	101,286	841,689
Calamos Invt TR New Growth Fund	68	2,125
Dreyfus 100% US Treasury MM Fund*	11,529	11,529
Dreyfus Appreciation Fund*	13,212	412,200
Fidelity Advisory Ser. VII Technology Fund	305	2,932
Legg Mason Value Trust Fund	155	6,307
Putman New Opportunities Fund	131	3,429
Rydex Service Trust URSA Fund	86	1,101
Selected Amern SHS Income Fund	254	6,477
Vanguard Growth & Income Fund	180	3,907
Vanguard /Wellesley Income Fund	915	18,218
Royce Total Return Fund	2,174	18,197
Washington Mutual Investment	344	8,095
Clipper Fund	224	16,969
Dodge & Cox Stock Fund	91	8,030
FMI Focus Fund	48	1,094
Rowe & Price Midcap Value Fund	1,199	17,985
Volt Information Sciences, Inc. Common Stock* (1)	601,268	10,281,683
Participant loans**		2,182,989
		$ 51,233,784

* *Indicates party-in-interest to the Plan.*

** *All loans will mature within 10 years; interest rates range from 5.25% to 10.5%.*

(1) Cost $13,280,317

EIN: #13-5658129
Plan: #001

Volt Information Sciences, Inc. Savings Plan

Schedule H, Line 4(j)—Schedule of Reportable Transactions

Year ended December 31, 2002

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Loss
Category (iii)—A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the current value of plan assets at the beginning of the plan year					
Volt Information Sciences, Inc. Common Stock *	$1,717,981		$1,717,981	$1,717,981	
		$3,018,133	3,596,524	3,018,133	$(578,391)

There were no category (i), (ii) or (iv) transactions during the year ended December 31, 2002

* *Indicates party-in-interest to the Plan.*

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VOLT INFORMATION SCIENCES, INC.
SAVINGS PLAN

By: ______________________
James J. Groberg, Administrator

Date: June 20, 2003

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement 333-45903 on Form S-8 dated February 9, 1998 and Registration Statement 333-106245 on Form S-8 dated June 18, 2003, pertaining to Volt Information Sciences, Inc. Savings Plan of our report dated June 11, 2003, with respect to the financial statements and schedule of the Volt Information Sciences, Inc. Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2002.

Ernst & Young

ERNST & YOUNG LLP

New York, New York
June 23, 2003